# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 180 Life Sciences Corp., CIK 0001690080
CUSIP: 68236V302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 08/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001214822

## Reporting persons
- STEADFAST CAPITAL MANAGEMENT LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 11,320,754; sole dispositive power 0; shared dispositive power 11,320,754; aggregate amount beneficially owned 11,320,754 (7.3% of the class)
- American Steadfast, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,109,434; sole dispositive power 0; shared dispositive power 4,109,434; aggregate amount beneficially owned 4,109,434 (2.7% of the class)
- Steadfast International Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 7,211,320; sole dispositive power 0; shared dispositive power 7,211,320; aggregate amount beneficially owned 7,211,320 (4.7% of the class)
- Robert S. Pitts, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 11,320,754; sole dispositive power 0; shared dispositive power 11,320,754; aggregate amount beneficially owned 11,320,754 (7.3% of the class)

## Item 1. Issuer
Name of issuer: 180 Life Sciences Corp.
Address of issuer's principal executive offices: 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, CA, 94306

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
- Steadfast Capital Management LP, a Delaware limited partnership (the "Investment Manager").
- American Steadfast, L.P., a Delaware limited partnership ("American Steadfast").
- Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund").
- Robert S. Pitts, Jr., a United States Citizen ("Mr. Pitts").

Mr. Pitts is the controlling principal of the Investment Manager. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.
Address of principal business office or, if none, residence:
The business address of each of Mr. Pitts, the Investment Manager and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022.
The business address of the Offshore Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship:
Each of the Investment Manager and American Steadfast is a limited partnership formed under the laws of the State of Delaware.
The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.
Mr. Pitts is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of August 4, 2025, the Reporting Persons beneficially owned an aggregate of 11,320,754 shares of the Issuer's Common Stock. Specifically:
(i) The Investment Manager beneficially owned 11,320,754 shares of Common Stock.
(ii) American Steadfast beneficially owned 4,109,434 shares of Common Stock.
(iii) The Offshore Fund beneficially owned 7,211,320 shares of Common Stock.
(iv) Mr. Pitts beneficially owned 11,320,754 shares of Common Stock.
(v) Collectively, the Reporting Persons beneficially owned 11,320,754 shares of Common Stock.
Percent of class:
As of August 4, 2025, the Reporting Persons may be deemed to have beneficially owned 11,320,754 shares of Common Stock or 7.3% of the Issuer's Common Stock outstanding, which percentage was calculated based on 154,032,084 shares of Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2025. Specifically:

(i) The Investment Manager's beneficial ownership of 11,320,754 shares of Common Stock represented 7.3% of the outstanding Common Stock.
(ii) American Steadfast's beneficial ownership of 4,109,434 shares of Common Stock represented 2.7% of the outstanding Common Stock.
(iii) The Offshore Fund's beneficial ownership of 7,211,320 shares of Common Stock represented 4.7% of the outstanding Common Stock.
(iv) Mr. Pitts' beneficial ownership of 11,320,754 shares of Common Stock represented 7.3% of the outstanding Common Stock.
(v) Collectively, the Reporting Persons' beneficial ownership of 11,320,754 shares of Common Stock represented 7.3% of the outstanding Common Stock.
Sole power to vote or to direct the vote: Not Applicable
Shared power to vote or to direct the vote:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 4,109,434 shares of Common Stock beneficially owned by American Steadfast.
The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 7,211,320 shares of Common Stock beneficially owned by the Offshore Fund.
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 4,109,434 shares of Common Stock beneficially owned by American Steadfast.
The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 7,211,320 shares of Common Stock beneficially owned by the Offshore Fund.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B

## Signatures
- STEADFAST CAPITAL MANAGEMENT LP: /s/ Sheena Koshy, Sheena Koshy/Chief Operating Officer (08/12/2025)
- American Steadfast, L.P.: /s/ Sheena Koshy, Sheena Koshy/Chief Operating Officer of Steadfast Capital Management LP, Attorney-in-Fact (08/12/2025)
- Steadfast International Master Fund Ltd.: /s/ Sheena Koshy, Director (08/12/2025)
- Robert S. Pitts, Jr.: /s/ Robert S. Pitts, Jr, Robert S. Pitts, Jr. (08/12/2025)